FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of April 2011

Commission File Number: 001-12568

BBVA French Bank S.A.

(Translation of registrant’s name into English)

Reconquista 199, 1006

Buenos Aires, Argentina

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒             Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐            No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐             No  ☒

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes  ☐            No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

BBVA Banco Francés S.A.

Item

1.	Press Release in relation to the cash dividend payment	1

Buenos Aires, April 13, 2011 - BBVA Banco Francés (NYSE: BFR.N; BCBA: FRA.BA; LATIBEX: BFR.LA) hereby informs the payment of cash dividends for the fiscal year 2010.

Shareholders of BBVA Banco Francés S.A. are hereby notified that, in accordance with a resolution of the Ordinary and Special Shareholders’ Meeting held on March 30, 2011, cash dividends will be paid as from April 26, 2011 for an amount of Arg. Pesos 804,000,000, equivalent to 149.899% of the capital stock or Arg. Pesos 1.49899 per share with a face value of one Arg. Pesos.

The above mentioned distribution is subject to Personal Assets Tax withholdings in accordance with the additional section included after Section 25 in the Argentine Income Tax Law No. 25,585. Any Personal Assets Tax payable shall be calculated at a rate of 0.5% on shares held by taxable individuals, as of December 31 of each year, valued pro-rata to the equity value as of the same date.

At this time, the Bank shall withhold Personal Assets Taxes from any shareholders collecting dividends that have not paid any taxes due to BBVA Banco Francés up to April 25, 2011, provided they were shareholders on December 31, 2010 and previous years.

The abovementioned Personal Assets Tax withholdings shall not exceed in aggregate the gross amount of dividends assessed for each one of the shareholders. It should be pointed out that, if the shareholder is expected to file an income tax return, BBVA Banco Francés’ shares should not be included as taxable assets.

Moreover, we inform that non-resident shareholders may collect cash dividends in U.S. Dollars through a transfer to a foreign account which shall be expressly specified.

Shareholders and/or trustees shall send a written notice with all relevant information to BBVA Banco Francés, to be delivered by 1:00 PM on April 25, 2011:

BBVA Banco Francés SA

ADMINISTRACIÓN DE OPERACIONES FINANCIERAS

(Financial Transactions Administration)

RECONQUISTA 199, 7th floor

C1003AAB, Buenos Aires, ARGENTINA

Att. MR MANUEL MANSILLA

indicating beneficiary, customer name and depositor at Caja de Valores S.A., &/or identification in the Shareholders’ Registry held by the Registrar: Caja de Valores S.A., foreign bank to which wire transfers should be made, account number, reference, and any other clarification required for a correct crediting of net dividends.

Dividends shall be paid through the Caja de Valores S.A. in its address held on 25 de mayo 362, Buenos Aires, Monday through Friday from 10 to 15 hours.

CONTACTS

Cecilia Acuña

Investor Relations

(5411) 4341-5036

cecilia.acuna@bbvafrances.com.ar

Paula Bennati

Investor Relations

(5411) 4348-0000

paula.bennati@bbvafrances.com.ar

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BBVA Banco Francés S.A.

Date: April 13, 2011	By:	/s/ José Carlos López Álvarez
		Name:	José Carlos López Álvarez
		Title:	Chief Financial Officer